Exhibit 3.3

Allen C. Tucci atucci@archerlaw.com 215-246-3192 (Ext. 5192) Direct 215-963-9999 Direct Fax

Archer & Greiner, P.C.

Three Logan Square

1717 Arch Street, Suite 3500

Philadelphia, PA 19103

(215) 963-3300 Main

(215) 963-9999 Fax

www.archerlaw.com

June 23, 2022

Vestiage, Inc.

c/o Small Cap Compliance

7339 E. Williams Dr.

Scottsdale, AZ 85255

Re:          Cancellation of Indebtedness Due to Statute of Limitations

To Whom It May Concern:

We are furnishing you this opinion at the request of Vestiage, Inc. (the “Issuer” or, the “Company”) in connection with the fair presentation of the financial condition of the Issuer: specifically, whether certain indebtedness (the “Debt”) should continue to be reflected as due and payable by the Issuer.

We have relied upon the following additional information in rendering our opinion:

1.	All securities filings made by the Issuer and filed with Securities and Exchange Commission (“SEC”) were true and correct, as of the date of filing.

2.	Since the date of the last SEC filing, a Form-10-SB, that was filed on July 15, 2015, for the period ending June 30, 2015 (the “Most Recent Filing”), there has been no payment made on any of the Debt, and no agreements with any of the holders of the Debt.

3.	The Debt is comprised of trade accounts payable, and accrued expenses.

4.	The promissory notes and laws governing the liabilities are governed, exclusively, by the laws of the State of Florida.

In connection with this opinion, we have reviewed applicable federal and state laws, rules and regulations and have made such investigations and examined such documents and material related to the Company as I have deemed necessary and appropriate under the circumstances. Our review has been limited to reports filed with the SEC in compliance with the Securities Exchange Act of 1934, as amended, and with the SEC, without having independently verified such factual matters.

Haddonfield, NJ | Hackensack, NJ | Princeton, NJ | Philadelphia, PA | Red Bank, NJ | New York, NY | Wilmington, DE

Vestiage, Inc.

June 23, 2022

The documents that we have reviewed, included, but are not limited to, the Most Recent Filing and all other documents and disclosures posted on OTCmarkets.com, as of the date of this letter.

In my examination, I have assumed and have not verified, (i) the genuineness of all signatures, (ii) the authenticity of all documents submitted to me as originals, if any (iii) the conformity with the originals of all documents supplied to me as copies, and (iv) the accuracy and completeness of all corporate records and documents and of all certificates and statements of fact given or made available to me by the Company.

State of the Law

There is a 5-year statute of limitations for the collection of a corporate debt issued in the State of Florida, under Section 95.11(a)(2) of the Florida Code. Florida courts have determined that the five-year statute of limitations begins to run at the loan maturity date, or in the case of a loan that is due “on demand”, at the time of the first written demand for payment.

The balance sheet liabilities reflected as “convertible notes payable” constitute corporate debts, subject to this 5-year statute of limitations, under Section 95.11 of the Florida Code.

There is also a 5-year statute of limitations for an action based upon a contract, obligation or liability founded upon an instrument of writing. As a result, a collection action for any contract for payment with the Issuer must be commenced within five years of when the payment was due.

The limitations period begins on the date of the last transaction, last item charged or last credit given; provided, however, whenever any principal or interest payment has been made after the due date, then the limitations period begins from the date the last payment was made.

The balance sheet liabilities reflected as “accounts payable” and “accrued expenses” constitute corporate debts, subject to a 5-year statute of limitations, under Section 95.11 of the Florida Code. The “accounts payable” are reflected at $426,400, and the “accrued expenses” are reflected at $2,139,596, on the balance sheet.

Facts and Legal Opinion

(1)            The Company has stated that the convertible notes payable ($1,185,759) identified on the balance sheet that constitute term promissory notes were entered into on various dates. According to the Most Recent Filing, these notes were issued in the fourth quarter of 2014, or before, with a three-year maturity. This would mean that all relevant promissory notes matured prior to December 31, 2017. As a result, the statute of limitations would expire on the fifth anniversary of the maturity date, which would be December 31, 2022, at the latest. Since the maturity date there have been no collection efforts or conversion by the holders of the notes, or any party.

Vestiage, Inc.

June 23, 2022

Under Section 95.11 of the Florida Code, the statute of limitations for collection of the promissory notes would be 5 years after the date of maturity (on or before December 31, 2022) and the statute of limitations of the remaining debt would expire five years after creation (the date which would be no later than five years after the date of the Most Recent Filing. As a result of this fact, and the assumptions made in this letter, we are of the opinion that on or before December 31, 2022, the holders of the convertible promissory notes may not legally bring an action for collection of the instruments against the Company. As a result, we conclude that fair presentation of the financial statements of the Company would require the removal of the debt associated with the promissory notes, as of December 31, 2022.

(2)            The Company has stated that certain debts on the balance sheet arise from contract. Specifically, the Issuer’s balance sheet identifies trade payables and accrued expenses, all of which constitute liabilities from contract. The trade payables are reflected at $426,400 and the accrued expenses total $2,139,596.

Under Section 95.11 of the Florida Code, the statute of limitations for collection of these debts against the Company ends 5 years after the date of the last transaction, last item charged or last credit given. We have been informed by the Company that no payments or further credit transactions with the parties have occurred since the date of the Most Recent Filing. As a result of these facts, and the assumptions made in this letter, we are of the opinion that the parties holding the above-referenced debts may not legally bring and action for collection of these debts against the Company. As a result, we conclude that fair presentation of the financial statements of the Company would require removal of the debt associated with these contractual obligations.

As to matters of fact, I have relied upon information obtained from public officials, officers of the Company, and/or other sources, and I represent that all such sources were believed to be reliable. I have relied upon the Company’s assurances concerning the lack of payment, settlement discussions or collection activities on the Debt since the date of the Most Recent Filing.

I have made no independent attempt to verify facts as provided to me and set forth herein and this opinion is limited to and conditioned upon, the facts as stated herein.

I am qualified to practice law in the States of Delaware, Pennsylvania and New York and I express no opinion as to the laws of any jurisdictions except for those of the State of Florida and the United States of America referred to herein.

This opinion letter and the opinions it contains shall be interpreted in accordance with the Legal Opinion Principles issued by the Committee on Legal Opinions of the American Bar Association's Business Law Section as published in 53 Business Lawyer 831 (May 1998).

Vestiage, Inc.

June 23, 2022

Our opinions set forth in this letter are based upon the facts in existence and laws in effect on the date hereof and we expressly disclaim any obligation to update our opinions herein, regardless of whether changes in such facts or laws come to our attention after the delivery hereof.

This opinion is limited to the matters set forth herein. No opinion may be inferred or implied beyond the matters expressly contained herein. This opinion is rendered solely for your benefit and no other person or entity, other than your successors and assignees, shall be entitled to rely on any matter set forth herein without the express written consent of the undersigned.

Very truly yours,

/s/ Allen C. Tucci
ALLEN C. TUCCI
ARCHER & GREINER, P.C.

ACT/md